June 12, 1997



DISTRIBUTION:  US2, IRW & FAX LIST

FOR IMMEDIATE RELEASE


Gottschalks Inc. (NYSE:GOT) announced that it is currently in discussions with another retail company to form a strategic alliance which would result in an increase in the Gottschalks Department store base by approximately 20%-30%.

This announcement is precipitated by unusual volume in Gottschalks' stock. No agreement in principal as to the terms of the alliance has been reached at this time.
If and when an agreement is reached, a joint announcement will be made with the alliance partner.

Gottschalks is a regional department store chain, currently operating thirty-five Gottschalks department stores and twenty-four Village East specialty apparel stores in California, Washington, Oregon and Nevada.
Gottschalks offers moderate to upper moderately priced brand-name fashion apparel and home merchandise.